EXHIBIT 1

FIRST MANHATTAN REMINDS VIVUS SHAREHOLDERS THAT TIME IS
RUNNING OUT TO SAVE VIVUS

NEW YORK--(BUSINESS WIRE)--First Manhattan Co., the beneficial owner of approximately 9.9% of the outstanding shares of VIVUS, Inc. (Vivus) (NASDAQ: VVUS), today issued a letter to Vivus' stockholders.

The full text of the letter follows:

July 8, 2013

Dear Fellow Vivus Stockholders:

Vivus’ Annual Meeting of Stockholders is only one week away. We at First Manhattan Co. strongly believe there is need for immediate and complete change in Vivus’ board and CEO in order to save the company.

Warren Buffett has written much about his experience on public company boards and we believe his wisdom is worthy of consideration by all shareholders: “In addition to being independent, directors should have business savvy, a shareholder orientation and a general interest in the company. The rarest of these qualities is business savvy—and if it is lacking the other two are of little help.” 1

There is an abundance of evidence to suggest that Vivus’ sitting board lacks all the qualities Buffett has emphasized – independence, a shareholder orientation, a general interest in the company, and “business savvy.” The sitting board has presided over massive destruction of shareholder value due to its poor business judgment.

The following charts speak for themselves:

1 Berkshire Hathaway 2003 Annual Report, Letter to Shareholders

We urge you to support all nine of our nominees. If you have previously voted on the gold card, you can change your vote simply by voting on the WHITE card today. Even if you do not vote for all of our nominees, you should vote our WHITE proxy by mail, internet or phone.

The sitting board and CEO committed the fatal flaw of failing to secure a pre-launch large pharma commercial partner for Qsymia. Securing a commercial partner is a decision that did not require much “business savvy.” In fact, it just required a bit of common sense since no small company has ever successfully launched a blockbuster drug into the primary care market. Both of our obesity competitors, Arena and Orexigen, got it right on the commercial partnership, but Vivus’ sitting board and CEO got it wrong. Consequently, Vivus shareholders have a failed launch and a company that is hemorrhaging cash, while Arena and Orexigen have a clear path toward profitability.

This is the last chance to save Vivus from the poor business judgment of the sitting board. Maximize the value of your Vivus investment by voting for our shareholder board, which possesses all three of Buffett’s key attributes for independent directors.

The single most important function of an independent board is to select the best CEO to lead the company. Over the past few years Vivus’ sitting board failed to prepare itself or the CEO role for the transition to a commercial company. Our shareholder slate has delivered tremendous success for Vivus’ shareholders precisely where the sitting board has failed—we have selected the ideal commercial CEO for Vivus, Tony Zook. It is exciting to think that Tony Zook, a giant in the U.S. primary care market who has successfully launched many multibillion-dollar blockbusters including Nexium, Symibcort, Crestor, Toprol/Toprol XR and Seroquel,2 is willing to lead Vivus if our shareholder slate is elected.

In contrast, Vivus’ entrenched founder CEO of 22 years, backed by the sitting board, has not directly launched a single blockbuster in his career. According to a recent Vivus press release, the founder CEO’s most relevant commercial experience was with Naprosyn, a drug launched in 1976. Much has changed in the past 30 years. Now the gap in the founder CEO’s commercial experience is being paid for at the shareholders’ expense. Instead of holding the CEO accountable for Qsymia’s failed launch, the sitting board has rewarded the CEO by increasing his target bonus for 2013 by 33%, coupled with a near doubling of cash bonus payments to senior management for the abysmal performance in 2012.

In addition to attracting a highly experienced commercial CEO to run Vivus if our director nominees are elected, we have spent months carefully constructing a multi-pronged strategic plan to turn around Vivus. The sitting board and management have learned nothing from the Qsymia launch failure and in fact are doubling down on a failed strategy. Their stubborn adherence to a commercially bankrupt strategy will destroy Vivus, in our view.

Management has been preaching that there is light at the end of the “stay the course” tunnel. They attempt to frighten shareholders into sticking with the status quo by invoking fear of disruption. In fact, disruption of the sitting board’s steady course of failure is precisely what is needed.

2 Other factors may have contributed to these successful sales performances. Past performance is not indicative of future results.

As evidence for “staying the course,” management frequently cites their success in signing up two pharmacy benefit managers (PBM), Express Scripts and Medco, that cover over 50 million lives. It has been six months since the Express Scripts PBM deal was signed. If there was good news here, they have plenty of motivation to tell you about it. They have the data but refuse to share the monthly results within the Express Scripts PBM book of business. Management also claims that the current three months of average patient use of Qsymia is the foundation of a blockbuster. They are being less than candid with you. If the average duration of Qsymia use remains at three months, then there is major trouble ahead. Despite management’s scare tactics, the light at the end of the “stay the course” tunnel is an oncoming train.

As you make your very critical choice, consider the following reasons why you should vote our WHITE proxy card:

✓	We have the ideal CEO and will put the right management in place. Our board is a magnet for attracting talent to Vivus and its strength is augmented by the recent addition of Tony Zook.

Your choice is between the sitting CEO who lacks the required skills and experience or Tony Zook, who has an extraordinary track record of launching blockbuster drugs in the U.S. primary care market.3

✓	We have the team that can achieve a European approval through the centralized procedure. The value of the European opportunity for Qsymia is worth more than the current market capitalization of Vivus, in our view. There is a reason that the Vivus team initially attempted to gain E.U. approval through the centralized procedure—it is the foundation upon which all currently launched European blockbusters are built. The Vivus team executed an amateurish strategy, lacking sensitivity to European norms, and failed in this endeavor. The centralized procedure is the only way to maximize Qsymia’s enormous potential in Europe and gain ten years of concurrent market exclusivity in the 27 member states, with no generic competition. This is the path currently followed by all large pharma companies to create blockbusters in the E.U. We have already had preliminary discussions with members of the EU regulatory community, and are highly encouraged that there is a feasible path forward.

In contrast, it appears that the sitting board and management have written off Qsymia’s blockbuster potential in Europe. The company has no in-house European regulatory expertise, and the sitting board and CEO chose not to add any to the board when they added three new directors in response to our shareholder action. In fact, they recently flip-flopped and declared for the first time that they are going to pursue an approval through the decentralized procedure. The decentralized procedure is generally the pathway for generic drugs and is the path to nowhere in our view.

✓	The sitting board has failed to act in the best interests of shareholders in the face of a crisis. In January 2013, with multiple failed attempts at launching Qsymia, less than one year of cash on the balance sheet, and an annualized cash burn rate of over $200

3 Other factors may have contributed to these successful sales performances. Past performance is not indicative of future results.

million, the sitting directors failed to act on behalf of shareholders. They did not add any new expertise to management or the board to contain the out-of-control expenses and fix the company that they broke.

In fact, faced with this crisis, the sitting board chose to (i) continue with a failed commercial team that endorsed a failed commercial strategy, (ii) maintain the directors’ cash retainers at unethically high levels rather than reduce their pay to industry norms, (iii) nearly double the 2012 cash bonus for senior management despite the near destruction of the company in 2012, and (iv) increase the 2013 target bonus for the founder CEO by 33%.

These individuals cannot continue in their roles and must be held accountable by the owners of Vivus through your vote.

It was only in response to our actions that the sitting board added three new directors and a commercial consultant from AstraZeneca. You can expect the same shareholder-unfriendly behavior from the sitting directors if they are re-elected. In fact, in an 8-K stealthily filed with the Securities and Exchange Commission over the July 4 holiday, the sitting directors enriched and expanded the “golden parachute” severance pay packages that could kick in if the sitting board loses this proxy contest.

Among other changes, the three directors named within the past three months will receive stock compensation of approximately $3,500 per day for the few weeks of having their names on the board. They also added a highly unusual concept to trigger the rich golden parachute package for senior management: If a supervisor is fired or demoted then the supervisor’s reports get the golden parachute package, even if their reports are not fired or demoted.

How many of us shareholders get either (i) $3500 per day for doing virtually nothing, or (ii) a large lump sum severance payment if our supervisor is fired, while we retain our job and title? That is what the sitting board considers to be fair and in the best interest of shareholders.

In our view, the sitting board is not acting in good faith with you, the owners of Vivus.

In contrast to the sitting board, which has purchased virtually zero shares, our shareholder board has purchased 12 million shares. Our interests are 100% aligned with yours.

✓	We will fix the U.S. commercial strategy and engage the right pharmaceutical partner on the right terms. Under the guidance of the founder CEO and the six individuals that were sitting board members before we put public pressure on the company, Vivus’ commercial strategy has included a succession of failed discount plans. None of them has worked because they do not address the realities of patients' ability to pay. Our nominees, who have the broad experience and key skills necessary for successful commercialization, will look to create separate strategies for (i) the low out-of-pocket cost reimbursed patient, and (ii) the high out-of-pocket cost cash-pay markets. The goal is to lower out-of-pocket expenditures below $50 per month to drive the adoption of Qsymia. Our strategy is driven by two decades of pharma experience with out-of-pocket price sensitivity of the consumer.

We believe that Qsymia has enormous potential. Vivus’ sitting board and management lacked the foresight to engage a primary care pharmaceutical partner in the pre-launch years. After years of missing the absolute necessity to partner Qsymia, the CEO and sitting board recently announced that they are starting partnership discussions, a process which generally takes 4-6 months. Our nominees have a plan to carefully select a partner with 1) a large sales force that can sell Qsymia in the primary detail position, not in a secondary position as planned by Vivus; 2) a strong presence in managed markets that will overcome barriers to insurance coverage that keep Qsymia from patients who need it; and 3) the ability to limit the time that Qsymia is encumbered to ensure Vivus shareholders can maximize the long-term economics and leave open the option to sell the company in the future.

✓	We will fix the unsustainable expense structure that is failing to generate revenue. Vivus has an unsustainable expense structure with spiraling SG&A costs and, in our view, very little financial discipline. Sales have been negligible while expenses and the cash burn rate have been growing at a rate that will lead to even more debt and shareholder dilution. Vivus’ CEO and sitting board are now preparing to launch an expensive direct-to-consumer campaign that almost surely reflects the same amateurism of its previous commercial activities. Since Vivus has perhaps less than two years of cash on hand, FMC’s nominees’ plan includes reducing spending and cash burn; reallocating resources to increase demand for Qsymia; and substantially decrease spending on unbranded disease awareness programs. Together with Tony Zook we will, if elected, conduct an immediate financial and operational review in conjunction with a financial advisor.

In sum, you have a choice between (i) the handpicked board of an entrenched founder CEO that has badly broken the company by repeatedly exercising poor business judgment, and not behaving like substantial shareholders, precisely because they are not OR (ii). a shareholder board who has all the key skill sets to fix Vivus and will act in shareholders’ best interests because our interests are 100% aligned with yours.

In our view the choice is clear.

Time is running short. Vivus’ annual meeting is only a week away and the future of the company is in your hands. Only you can act to affect the badly need change in the CEO and board.

Please vote, sign and return the WHITE proxy card today. You can also vote by telephone or internet. Please disregard Vivus’ proxy materials. If you have already voted Vivus’ gold proxy card, you can change your mind and vote the WHITE card. Your vote, no matter how many shares, is important to all of us.

You can find additional details regarding our nominees’ strategic plan for value creation at http://www.ourmaterials.com/VVUS/. However, the execution of any strategic plan, including the hiring of any management personnel, will be subject to the fiduciary duties of the directors, if elected.

If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the proxy materials, please contact our proxy solicitor, Mackenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

Thank you for your support.

Sincerely,

Sam Colin, M.D.

Senior Managing Director

First Manhattan Co.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 3, 2013, A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION ABOUT THE

PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

Contacts

The Abernathy MacGregor Group

Chuck Burgess, 212-371-5999, clb@abmac.com

Mike Pascale, 212-371-5999, mmp@abmac.com

or

Mackenzie Partners

Larry Dennedy, 212-929-5239

Charlie Koons, 212-929-5708